INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B)
         AND (C) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Q.E.P. CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74727K10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

  CUSIP NO. 74727K10             13G                          PAGE 2 OF 7 PAGES


--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                LEWIS GOULD, INDIVIDUALLY AND AS TRUSTEE OF A
                VOTING TRUST
--------------------------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group         (a) [X]
                (SEE Instructions)                                       (b) [ ]
--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Citizenship or Place of Organization

                USA

--------------------------------------------------------------------------------
                                 5       Sole Voting Power

                                         1,356,500

      NUMBER OF              ---------------------------------------------------
       SHARES                    6       Shared Voting Power
    BENEFICIALLY
     OWNED BY                            NONE
      EACH                   ---------------------------------------------------
    REPORTING                    7       Sole Dispositive Power
     PERSON
      WITH                               926,348
                             ---------------------------------------------------
                                 8       Shared Dispositive Power

                                         430,152
--------------------------------------------------------------------------------
      9         Aggregate Amount Beneficially Owned by Each Reporting Person

                1,356,500
--------------------------------------------------------------------------------
     10         Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares                                                       [ ]
                (SEE Instructions)

--------------------------------------------------------------------------------
     11         Percent of Class Represented by Amount in Row (9)

                51.1%

--------------------------------------------------------------------------------
     12         Type of Reporting Person (SEE Instructions)

                IN

--------------------------------------------------------------------------------

  CUSIP NO. 74727K10                       13G                PAGE 3 OF 7 PAGES


--------------------------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                SUSAN J. GOULD
--------------------------------------------------------------------------------
      2         Check the Appropriate Box if a Member of a Group        (a) [X]
                (SEE Instructions)                                      (b) [ ]

--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Citizenship or Place of Organization

                USA
--------------------------------------------------------------------------------
                                 5      Sole Voting Power


                                        NONE
         NUMNBER OF          ---------------------------------------------------
           SHARES                6      Shared Voting Power
       BENEFICIALLY
         OWNED BY                       NONE
           EACH              ---------------------------------------------------
         REPORTING               7      Sole Dispositive Power
          PERSON
           WITH                         NONE
                             ---------------------------------------------------
                                 8      Shared Dispositive Power

                                        430,152
--------------------------------------------------------------------------------
      9         Aggregate Amount Beneficially Owned by Each Reporting Person

                430,152

--------------------------------------------------------------------------------
     10         Check if the Aggregate Amount in Row (9) Excludes Certain
                Shares                                                       [ ]
                (SEE Instructions)

--------------------------------------------------------------------------------
     11         Percent of Class Represented by Amount in Row (9)

                16.2%

--------------------------------------------------------------------------------
     12         Type of Reporting Person (SEE Instructions)

                IN

--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Q.E.P. Co., Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1081 Holland Drive
                  Boca Raton, FL  33487

Item 2.

         (a)      Name of Persons Filing:

                  Lewis Gould, individually and as Trustee, and Susan J. Gould

         (b)      Address of Principal Business Office or if None, Residence:

                  1081 Holland Drive
                  Boca Raton, FL  33487

         (c)      Citizenship:

                  USA for all Reporting Persons

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001

         (e)      Cusip Number:

                  74727K10

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by Lewis Gould,

                  individually and as Trustee of a Voting Trust:       1,356,500

                  Represents (1) 900,348 shares held of record and options to purchase 26,000 shares by Lewis Gould, individually; and (2) 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

         (1)(b)   Percent of Class: 51.1%


                                Page 4 of 7 Pages

         (1)(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           1,356,500

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  926,348

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

         (2)(a)   Amount Beneficially Owned by Susan J. Gould:         430,152

                  Represents 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

         (2)(b)   Percent of Class: 16.2%

         (2)(c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           None

                  (ii)     Shared power to vote or to direct the vote:

                           None

                  (iii)    Sole power to dispose or to direct the

                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

                                Page 5 of 7 Pages

Item 8.  Identification and Classification of Members of the Group

                  Lewis Gould
                  Susan J. Gould

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A

                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10th, 1999


                                  /s/ LEWIS GOULD
                                      --------------------------------
                                      Lewis Gould, individually and as
                                      Trustee of a Voting Trust

                                  /s/ SUSAN J. GOULD
                                      --------------------------------
                                      Susan J. Gould

                                    EXHIBITS

Exhibit 1         Joint Filing Statement

Exhibit 2         Voting Trust Agreement*

---------------------
         *Incorporated by reference from the filers' Schedule 13G, as amended, filed with the Commission on February 17, 1998.